Exhibit 99.6

1 BMO Nesbitt Burns Inc. Investment & Corporate Banking 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, ON M5X 1H3 August 25, 2020 The Board of Directors Just Energy Group Inc. Suite 200 6345 Dixie Road Mississauga, Ontario L5T 2E6 Canada To the Board of Directors: BMO Nesbitt Burns Inc . (“ BMO Capital Markets ” or “ we ” or “ us ”) understands that Just Energy Group Inc . (“ Just Energy ” or the “ Company ”) is considering amending a previously announced transaction designed to improve the capital structure and financial position of Just Energy (such transaction as amended, the “ Recapitalization ”) . The terms of the Recapitalization are described in a term sheet (the “ Recapitalization Term Sheet ”) which is attached as Schedule A to the support agreement (the “ Support Agreement ”) that has been entered into between Just Energy and holders of the 8 . 75 % senior unsecured term loan due September 12 , 2023 (the “ Term Loan ”) dated July 8 , 2020 as will be amended by a support agreement supplement . The Recapitalization is to be implemented by way of a plan of arrangement (the “ Plan of Arrangement ”) under Section 192 of the Canada Business Corporations Act (the “ CBCA ”) . Unless the context otherwise requires, capitalized terms not otherwise defined herein have the meanings ascribed to them in the Recapitalization Term Sheet The debt obligations and equity securities which are subject to the Recapitalization consist of:  the Term Loan;  the amounts owing by Just Energy under the $150 Million Convertible Bonds Trust Deed (the “ Eurobonds ”);  the amounts owing by Just Energy under the Convertible Debenture Documents (the “ Subordinated Convertible Debentures ” );  the existing preferred shares (the “ Existing Preferred Shares ”); and  the existing common shares (the “ Existing Common Shares ”). For the purposes of this Fairness Opinion (as defined herein), the holders of the Subordinated Convertible Debentures, the Existing Preferred Shares, and the Existing Common Shares are collectively referred to as the “ Junior Stakeholders ” . ENGAGEMENT OF BMO CAPITAL MARKETS BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated March 20 , 2020 , as amended effective June 28 , 2020 and subsequently amended effective August 18 , 2020 , (the “ Engagement Agreement ”) . Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and its Board of Directors with advisory services in connection with the design and implementation of a recapitalization strategy for the Company . Services to be provided relating to such recapitalization include, among other things, the provision to the Just Energy Board of Directors of a fairness opinion with respect to the fairness, from a financial point of view, of the Recapitalization (the “ Fairness Opinion ”) . Under the terms of the Engagement Agreement, BMO Capital Markets has been paid an engagement fee and monthly work fees and is entitled to be paid additional monthly work fees and an additional fee for its

2 advisory services to be paid upon the closing of the Recapitalization . The Company has also agreed to pay BMO Capital Markets a financing fee in connection with obtaining a backstop commitment for the new equity subscription opportunity that is part of the Recapitalization . In addition, the Company has agreed to reimburse us for our reasonable out - of - pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement . CREDENTIALS OF BMO CAPITAL MARKETS BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research and investment management . BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions . This Fairness Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters . INDEPENDENCE OF BMO CAPITAL MARKETS Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company or any of its affiliates (collectively, the “ Interested Parties ”) . Other than as disclosed above BMO Capital Markets has not been paid any fees to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past three years, other than acting as co - manager for issuance of the $ 100 Million Convertible Debentures . Other than as disclosed above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings . BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time . BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation . As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Recapitalization . In addition, Bank of Montreal (“ BMO ”), of which BMO Capital Markets is a wholly - owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business . SCOPE OF REVIEW In connection with rendering this Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following : 1. the following documents: a) eighth amended and restated credit agreement dated December 20, 2019; b) the eighth amendment to the eighth amended and restated credit agreement and consent agreement dated July 8, 2020;

3 c) the term sheet on the ninth amended and restated credit agreement dated July 8, 2020; d) first and second amendments to the loan agreement dated March 19, 2019 and June 25, 2019, respectively; e) the first amended and restated loan agreement dated July 8, 2020; f) the trust indenture made as of October 5 , 2016 , between the Company and Computershare Trust Company of Canada, as trustee and the trust indenture made as of February 22 , 2018 , between the Corporation and Computershare Trust Company of Canada, as trustee, in each case establishing the Subordinated Convertible Debentures ; g) the trust deed dated as of January 29 , 2014 , between the Company, US Bank Trustees Limited and Elavon Financial Services Limited, UK Branch establishing the Eurobonds ; h) the Company’s Certificate and Articles of Incorporation and its various Certificates and Articles of Amendment setting forth the rights, privileges, restrictions and conditions attaching to each of the Existing Common Shares and the Existing Preferred Shares ; i) the Recapitalization Term Sheet dated July 8, 2020; j) k) l) the Support Agreement dated July 8, 2020; the backstop commitment letter dated July 8, 2020; the management proxy circular issued in connection with the Recapitalization dated July 17, 2020; m) a draft of the support agreement to be entered into between Just Energy and an ad hoc group of holders of the Subordinated Convertible Debentures to be dated August 25, 2020; and n) a draft of the supplement to the Support Agreement to be entered into between Just Energy and holders of the Term Loan to be dated August 25, 2020; 2. the fiscal year 2020 financial statements and a draft of the financial statements for the first quarter of the fiscal year 2021; 3. certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant; 4. certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company; 5. internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company; 6. discussions with management of the Company relating to the Company’s current business, forecasts, plan, financial condition and prospects; 7. public information with respect to selected precedent transactions we considered relevant; 8. various reports published by equity research analysts and industry sources we considered relevant; 9. a letter of representation certifying certain factual matters and the completeness and accuracy of certain information upon which this Fairness Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company ; and 10. such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

4 BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets . ASSUMPTIONS AND LIMITATIONS We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material (financial or otherwise) obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “ Information ”) . This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation . We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information . We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects . Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that : (i) the Information provided to BMO Capital Markets, either directly or indirectly, orally by, or in the presence of, an officer or employee of the Company or any of its subsidiaries (as defined in National Instrument 45 - 106 – Prospectus and Registration Exemptions ), or in writing by or on behalf of the Company or any of its subsidiaries or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)), and did not and does not omit to state any material fact necessary to make such Information or any statement contained therein not misleading in light of the circumstances in which it was provided to BMO Capital Markets ; and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Fairness Opinion . BMO Capital Markets has assumed that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all votes, consents, permissions, exemptions or orders of third parties, courts and relevant authorities will be obtained, without adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Just Energy or liability of Just Energy to third parties . BMO Capital Markets has assumed :  that all draft documents referred to under “Scope of Review” above are accurate versions, in all material respects, of the final form of such documents; and  that the draft documents referred to under “Scope of Review” describe all material terms of agreements that relate to the Recapitalization that are to be drafted subsequently. The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives . In our analyses and in preparing this Fairness Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Recapitalization . This Fairness Opinion is provided to the Company’s Board of Directors for its exclusive use only in considering the Recapitalization and may not be used or relied upon by any other person or for any other purpose without our prior written consent . Except for the inclusion of this Fairness Opinion in its entirety and a summary thereof (in a form acceptable to us) in the management information circular of the

5 Company which is to be prepared in connection with the Recapitalization, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent . BMO also consents to the filing of this Fairness Opinion on SEDAR by Just Energy . BMO Capital Markets has not been asked to prepare and has not provided : (i) a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates (nor have we been provided with any such valuation) ; (ii) an opinion concerning the future trading price of any of the securities of Just Energy, or of the securities of its affiliates following the completion of the Recapitalization ; (iii) an opinion as to the fairness of the process underlying the Recapitalization ; (iv) a recommendation to any holder of the Eurobonds as to whether or not its Eurobonds should be held or sold, or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization, or whether to choose to subscribe for additional common shares or not do so pursuant to the equity subscription opportunity ; or (v) a recommendation to any Junior Stakeholder as to whether or not the Subordinated Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares should be held or sold, or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization, or whether to choose to subscribe for additional common shares or not do so pursuant to the equity subscription opportunity ; and this Fairness Opinion should not be construed as such . BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Recapitalization and this Fairness Opinion does not address any such matters . We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters . The preparation of this Fairness Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized . Any attempt to do so could lead to undue emphasis on any particular factor or analysis . BMO Capital Markets believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Fairness Opinion . This Fairness Opinion should be read in its entirety . This Fairness Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof . Without limiting the foregoing, if we learn that any of the information we relied upon in preparing this Fairness Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw this Fairness Opinion . APPROACH TO FAIRNESS For the purposes of this Fairness Opinion, we considered that the Recapitalization would be fair, from a financial point of view, to the holders of the Eurobonds and Junior Stakeholders if : (i) the consideration offered in the Recapitalization is better than the likely known alternatives to the Recapitalization ; and (ii) with respect to the Junior Stakeholders, if the allocation to and among the Junior Stakeholders of the aggregate consideration to be distributed to the Junior Stakeholders in the Recapitalization is reasonable given the nature and terms of the securities held by the Junior Stakeholders . APPROACH TO FAIRNESS - ANALYSIS In preparing the Fairness Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, and considered the following matters :  the Company currently has a highly - levered capital structure, substantial near - term debt maturities, and low liquidity for the nature and size of the Company’s business ;  the Company has actively pursued a strategic review process since June 2019 , which included a broad range of strategic alternatives to the Recapitalization resulting in no executable alternatives to the Recapitalization having been identified ;

6  the nature of the Company’s business is such that if the Company does not resolve its balance sheet issues, the likely alternatives (potentially including a liquidation) would negatively impact the value of the Eurobonds and, would likely result in little or no recovery for the holders of any of the Subordinated Convertible Debentures, the Existing Preferred Shares or the Existing Common Shares ;  the Recapitalization would substantially reduce the Company’s leverage in its capital structure, extend the next debt maturity from September 1 , 2020 to December 31 , 2023 , and significantly improve its liquidity position ;  the amount and form of consideration provided for the Eurobonds in the Recapitalization;  based upon advice from Company’s counsel, the Subordinated Convertible Debentures are contractually subordinated to all senior unsubordinated indebtedness of the Company including the Term Loan and the Eurobonds pursuant to the Convertible Debenture Documents ;  the allocation of the post - Consolidation Common Shares (before giving effect to the issuance of any common shares pursuant to the new equity subscription opportunity) and other consideration issuable to the Subordinated Convertible Debentures among the Junior Stakeholders in the Recapitalization appears reasonable based on a number of methodologies and the terms of the securities held by the Junior Stakeholders ;  the allocation of the post - Consolidation Common Shares (before giving effect to the issuance of any common shares pursuant to the new equity subscription opportunity) issuable to the holders of the Existing Preferred Shares and that continue to be held by the holders of the Existing Common Shares in the Recapitalization appears reasonable based on a number of methodologies, considering, with input from counsel, precedent CBCA recapitalization transactions that included preferred and common shares, and the terms of the securities held by the Junior Stakeholders ; and  the holders of the Eurobonds, the Subordinated Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares will have the right to participate in the C $ 100 million new equity subscription opportunity in proportion to their respective post - Consolidation Common Shares (before giving effect to the issuance of any common shares pursuant to the new equity subscription opportunity) . CONCLUSION Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Recapitalization, if implemented, is fair, from a financial point of view, to the holders of the Eurobonds, the Subordinated Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares . Yours truly,